CONFIDENTIAL TREATMENT REQUESTED BY

EHEALTH, INC. (1-33071)

FOIA CONFIDENTIAL TREATMENT REQUEST

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH [***].

November 2, 2010

Via EDGAR & Overnight Delivery

U.S. Securities and Exchange Commission	SUBMITTED PURSUANT TO A
Division of Corporation Finance	REQUEST FOR CONFIDENTIAL TREATMENT AND
100 F Street, N.E.	PURSUANT TO 17 C.F.R. 200.83
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Suzanne Hayes, Branch Chief
Johnny Gharib, Staff Attorney

Re:	eHealth, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 5, 2010
File No. 001-33071

Dear Sirs and Madam:

On behalf of eHealth, Inc. (the “Company”), we hereby submit this letter in response to the comment contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated September 28, 2010 (the “Comment Letter”) relating to the above referenced filing.

Form 10-K filed March 5, 2010

Carrier Relationships, page 4

1. We note your response to comment 1. Please tell us the amount of commissions relating to past sales of each of the carrier’s products you would expect to receive next year. Additionally, tell us the basis for your belief that your customers would be likely to purchase health insurance products from one of your alternative health insurance carriers. Alternatively, provide a detailed discussion of each of the agreements with Aetna, Wellpoint and UnitedHealthcare and file the agreements.

Company Response:

As discussed with the Staff on October 25, 2010, the second sentence of the above comment was intended to request commission data related to the most recently completed fiscal year, rather than “next year.”

CONFIDENTIAL TREATMENT REQUESTED BY

EHEALTH, INC. (1-33071)

November 2, 2010

The Company supplementally informs the Staff that for fiscal year 2009 the Company received commissions related to products sold prior to January 1, 2009 of approximately [***], [***] and [***], respectively, from multiple insurance carriers affiliated with Aetna, Wellpoint and UnitedHealthcare.

In addition, the Company supplementally informs the Staff that as of October 15, 2010 and with respect to the jurisdictions in which the Company sells individual and family health insurance products of carriers affiliated with Aetna, Wellpoint and UnitedHealthcare, in the event that the Company was unable to sell the individual and family health insurance products of health insurance carriers affiliated with any one of Aetna, Wellpoint or UnitedHealthcare, the Company would have on average more than [***] individual and family health insurance plans offered by an average of more than [***] different health insurance carriers in each such jurisdiction.

CONFIDENTIAL TREATMENT REQUEST

The Company hereby requests, pursuant to 17 C.F.R. Section 200.83, that certain contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as such contents are confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, the Company requests that it be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that it may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, the Company requests that the Staff telephone Scott Giesler at (650) 210-3155, rather than rely upon the United States mail for such notice.

CONFIDENTIAL TREATMENT REQUESTED BY

EHEALTH, INC. (1-33071)

November 2, 2010

The Company appreciates the Staff’s comments and requests that the Staff contact the undersigned at (206) 883-2500 or Scott Giesler at (650) 210-3155 with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Drew G. Markham
Drew G. Markham

cc:	Gary L. Lauer, President and Chief Executive Officer, eHealth, Inc.

Stuart M. Huizinga, Senior Vice President and Chief Financial Officer, eHealth, Inc.

Scott Giesler, Vice President, Legal Affairs, eHealth, Inc.

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati, P.C.